Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$[•]	100.00%	$[•]	$[•](1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $[•] that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $[•] registration fee for this offering, $[•] remains available for future offerings. No additional registration fee has been paid with respect to this offering.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED APRIL 20, 2009.

PRELIMINARY PRICING SUPPLEMENT NO. 375 dated , 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

Eksportfinans ASA
Exchange Traded Fund-Linked Notes Due
(Linked to the iShares® MSCI Emerging Markets Index Fund)

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     The notes will not pay interest. The amount that you will be paid on your notes on the stated maturity date (which will be set on the trade date and is expected to be between 18 and 21 months after the original issue date) is based on the performance of the iShares® MSCI Emerging Markets Index Fund (the Index Fund) as measured from the trade date to and including the determination date (which will be set on the trade date and is expected to be the tenth scheduled trading day prior to the stated maturity date). As more fully described below, the return on your notes is not linked to the performance of the index fund on a one-to-one basis and is subject to a cap on upside appreciation, while you could lose your entire investment in the notes if the index fund price decreases to zero.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index fund price (which will be determined on the determination date) from the initial index fund price (which will be determined on the trade date), which we refer to as the index fund return. The index fund return may reflect a positive (based on any increase in the index fund price over the life of the notes) or a negative (based on any decrease in the index fund price over the life of the notes) return. On the stated maturity date, for each $1,000.00 face amount of your notes:

  If the index fund return is zero or positive (final index fund price is equal to or greater than the initial index fund price), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of 2.5 multiplied by the index fund return, multiplied by $1,000.00, subject to a cap in the appreciation of the index fund return (the cap will be a specified percentage between 19.00% and 22.00% and will be set on the trade date);

  If the index fund return is negative (the final index fund price is less than 100.00% of the initial index fund price), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of the index fund return, multiplied by $1,000.00.

     If the index fund return is zero or positive, your notes will pay at maturity, in addition to the $1,000.00 face amount, 2.5 times the index fund return, multiplied by $1,000.00, subject to a limit of between 19.00% and 22.00% on the positive index fund return (for a maximum payment at maturity on your notes of between 147.50% and 155.00% of the $1,000.00 face amount). If, on the determination date, the index fund price has declined, you will have a loss for each $1,000.00 face amount that equals the index fund return, multiplied by $1,000.00.

     You could lose all or a substantial portion of your investment in your notes if the index fund price declines. The maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is also limited to the maximum settlement amount of between $1,475.00 and $1,550.00 (which will be set on the trade date). In addition, the notes will not pay interest, and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated April 20, 2009

     Assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will and the price you may receive for your notes may be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through July    , 2009. You should read the explanation of risks in “Risk Factors” in this pricing supplement and the discussion of risks in “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

Investors can lose their entire investment in the notes.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 5, 2007.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on          , 2009.

     “iShares®” is a registered mark of Barclays Global Investors, N.A. (BGI). The notes are not sponsored, endorsed, sold, or promoted by BGI, its affiliate, Barclays Global Fund Advisors (BGFA), or the iShares® Funds. Neither BGI, BGFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA, nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$

Face Amount of each note:	$1,000.00

Agent:	Goldman, Sachs & Co.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Date:	A specified date that is expected to be the tenth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Maturity Date:

A specified date that is expected to be between 18 and 21 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Underlying Index Fund:

The iShares® MSCI Emerging Markets Index Fund (the Index Fund) (Bloomberg ticker: EEM UP, or any successor page thereto determined by the calculation agent). The investment advisor to the Index Fund (the Index Fund Sponsor) is Barclays Global Fund Advisors, a subsidiary of Barclays Global Investors, N.A. (BGI). The Index Fund is intended to correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the MSCI Emerging Markets Index). See “The Index Fund” below for further information. Current information regarding the market value of the Index Fund is available from BGI and from numerous public information sources. Those sources are not incorporated by reference in this document.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the Final Index Fund Price is greater than or equal to the Cap Level, the amount payable will equal the Maximum Redemption Amount.

  If the Final Index Fund Price is equal to or greater than the Initial Index Fund Price but less than the Cap Level, the amount payable will equal the sum of (a) the Face Amount, and (b) (the Face Amount times the Participation Rate times the Index Fund Return).

  If the Final Index Fund Price is less than the Initial Index Fund Price, the amount payable will equal the sum of (a) the Face Amount, and (b) (the Face Amount times the Index Fund Return).

In this case, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Fund Price:	To be determined on the Trade Date.

Final Index Fund Price:	The closing price of one share of the Index Fund on the Determination Date, except in the limited circumstances described under “— Consequences of a Market Disruption Event or a non-Trading Day” and subject to adjustment as provided under “— De-listing, Discontinuance, Modification or Adjustment Event of the Index Fund” below.

Participation Rate:	250.00%

Cap Level:	Expected to be between 119.00% and 122.00% of the Initial Index Fund Price, to be determined on the Trade Date.

Maximum Redemption Amount:	Expected to be between 147.50% and 155.00% of the Face Amount (between $1,475.00 and $1,550.00 for every $1,000.00 of Face Amount), to be determined on the Trade Date.

Index Fund Return:	(The Final Index Fund Price — the Initial Index Fund Price)/the Initial Index Fund Price, expressed as a positive or negative percentage.

Determination Date:

A specified date that is expected to be the date that is the tenth Trading Day prior to the Maturity Date, to be determined on the Trade Date. However, if a Market Disruption Event occurs or is continuing on the Determination Date, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed by more than five Business Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the closing price of one share of the Index Fund is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Fund Price, and thus the Redemption Amount, for the notes based on its assessment, made in its sole discretion, of the closing price of one share of the Index Fund on the Determination Date, as so postponed.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in shares of the Index Fund or index stocks constituting 20.00% or more, by weight, of the MSCI Emerging Markets Index or any component index thereunder, if applicable, on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index Fund or any of the index components constituting 20.00% or more, by weight, of the MSCI Emerging Markets Index or any component index thereunder, if applicable, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or index stocks constituting 20.00% or more, by weight, of the MSCI Emerging Markets Index or any component index thereunder, if applicable, or option or futures contracts relating to the Index Fund or to index stocks constituting 20.00% or more, by weight, of the MSCI Emerging Markets Index or any component index thereunder, if applicable, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index Fund or to any index stock included in the MSCI Emerging Markets Index or any component index thereunder, if applicable.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market on which shares of the Index Fund or an index stock included in the MSCI Emerging Markets Index or any component index thereunder, if applicable, or on which option or futures contracts relating to the Index Fund or an index stock included in the MSCI Emerging Markets Index or any component index thereunder, if applicable, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the Index Fund or an index stock included in the MSCI Emerging Markets Index or any component index thereunder, if applicable or in option or futures contracts relating to the Index Fund or an index stock included in the MSCI Emerging Markets Index or any component index thereunder, if applicable, in the primary market for shares of the Index Fund, that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to shares of the Index Fund, that stock or those contracts, or a disparity in bid and asked quotes relating to shares of the Index Fund, that stock or those contracts,

will constitute a suspension or material limitation of trading in shares of the Index Fund, that stock or those contracts in that primary market.

De-listing, Discontinuance, Modification or Adjustment Event of the Index Fund:

If the Index Fund is de-listed from the NYSE Arca, Inc., the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the Index Fund is de-listed from the NYSE Arca, Inc. and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, determine the final Index Fund price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor fund is selected, that successor fund will be substituted for the Index Fund for all purposes of the notes.

If at any time (1) the index underlying the Index Fund (or a successor fund) is changed in a material respect, (2) the Index Fund is subject to a potential adjustment event (including a share split, other dividend or distribution, or other event having a dilutive or concentrative effect on the theoretical value of the Index Fund), (3) the Index Fund is subject to a reorganization event (including a reclassification of its capital, a merger or other combination, an exchange or tender offer, or other event resulting in a change to the shares of the Index Fund) or (4) the Index Fund (or a successor fund) is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of, or the net asset value of the Index Fund (or a successor fund) had those changes or modifications not been made, then, from and after that time, the calculation agent will be permitted (but not required) to make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be appropriate in order to arrive at a price of an exchange traded fund (and, in turn, any other relevant variable or combination thereof) comparable to the Index Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to shares of the Index Fund or the successor fund, as adjusted as it believes are appropriate to ensure that the final Index Fund price used to determine the amount payable on the Maturity Date is equitable. For example, if the Index Fund or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the Index Fund shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

All determinations and adjustments to be made by the calculation agent with respect to the Index Fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Goldman, Sachs & Co.

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York).

Fixed rate note:	The notes will not pay interest. There will be no payments prior to maturity.

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

Any day on which (i) the NYSE Arca, Inc. is open for trading and (ii) the closing price for one share of the Index Fund is published by the NYSE Arca, Inc. (or, in each case, any successor exchange thereto as determined by the calculation agent in its sole discretion).

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No
Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

CUSIP No.:

ISIN:

Listing:	None

Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody’s)/AA+ (negative outlook) (Standard & Poor’s)/AA (F.IBCA)†

Failure to pay Redemption Amount when due:

In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes do not pay interest and are not index linked notes, renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

†

A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values of an exchange traded fund. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price per share of the Index Fund and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in shares of the Index Fund to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) will and the price you may receive for your notes may be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through July    , 2009. After July    , 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Fund Price is less than the Initial Index Fund Price.

     The Redemption Amount will depend on the change in the price per share of the Index Fund. Because the price per share of the Index Fund is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Fund Price is less than the Initial Index Fund Price. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Index Fund Price from the Initial Index Fund Price. You may lose all or a significant amount of your entire investment in the notes if the price per share of the Index Fund drops precipitously.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index Fund performance is no guide to future performance.

     The actual performance of the Index Fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices per share of the Index Fund or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index Fund.

The calculation of the Redemption Amount does not take into account all developments in the Index Fund.

     Changes in price per share of the Index Fund during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the price per share of the Index Fund on the Trade Date and the price per share of the Index Fund on the Determination Date. The price per share of the Index Fund on any other day will not be taken into account. As a result, you may lose a significant part of your investment even if the price per share of the Index Fund has increased at certain times during the term of the notes.

If the price per share of the Index Fund changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index. Changes in the price per share of the Index Fund may not result in a comparable change in the market value of your notes. Even if the price per share of the Index Fund increases above the Initial Index Fund Price during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the price per share of the Index Fund over the life of your notes will be limited because of the Cap Level, which is expected to be between 119.00% and 122.00% of the Initial Index Fund Price. The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price per share of the Index Fund may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in shares of the Index Fund.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The correlation between the performance of the Index Fund and the performance of the underlying MSCI Emerging Markets Index may be imperfect.

     The Index Fund uses a representative sampling strategy to track the performance of the MSCI Emerging Markets Index underlying the Index Fund which may give rise to tracking error, i.e., the discrepancy between the performance of MSCI Emerging Markets Index and the performance of the Index Fund. In addition, because the shares of the Index Fund are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. Because of the potential discrepancies identified above, the Index Fund return may not correlate perfectly with the return on the MSCI Emerging Markets Index over the same period. For more information, see “The Index Fund” below.

An investment in the offered notes is subject to risks associated with foreign securities markets.

     The Index Fund is linked to the value of foreign equity securities. The MSCI Emerging Markets Index, which underlies the Index Fund, consists of twenty-five emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the MSCI Emerging Markets Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Because foreign exchanges may be open on days when the Index Fund is not traded, the value of the securities underlying the Index Fund may change on days when shareholders will not be able to purchase or sell the Index Fund’s shares.

     The countries whose indices are represented by the MSCI Emerging Markets Index include Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The policies of the Index Fund Sponsor and changes that affect the MSCI Emerging Markets Index could affect the amount payable on your notes and their market value.

     The policies of the Index Fund sponsor concerning the management of the Index Fund, additions, deletions or substitutions of securities in the Index Fund and the manner in which changes affecting the MSCI Emerging Markets Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, the amount payable on your notes on the Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the Index Fund Sponsor changes these policies, for example, by changing the manner in which it manages the Index Fund, or if the Index Fund Sponsor discontinues or suspends maintenance of the Index Fund, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the Index Fund is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the Final Index Fund Price on the Determination Date and thus the amount payable on the Maturity Date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “De-listing, Discontinuance, Modification or Adjustment Event of the Index Fund” on P-6.

Changes in the volatility of the Index Fund are likely to affect the market value of your notes.

     The volatility of the Index Fund refers to the magnitude and frequency of the changes in the price per share of the Index Fund. In most scenarios, if the volatility of the Index Fund increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index Fund decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the Final Index Fund Price, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any shares of the Index Fund or stock.

     Investing in your notes will not make you a holder of any of the stocks underlying the component indices of the MSCI Emerging Markets Index or a holder of any shares of the Index Fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks or shares of the Index Fund. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any of the stocks underlying the component indices of the MSCI Emerging Markets Index, or any shares of the Index Fund, or dividends in connection with any of the above.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the price per share of the Index Fund at any time,

  the dividend rates of the index stocks underlying the component indices of the MSCI Emerging Markets Index (which underlies the Index Fund),

  economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the component indices of the MSCI Emerging Markets Index,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index Fund based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the index stocks underlying the component indices of the MSCI Emerging Markets Index may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the index stocks underlying the component indices of the MSCI Emerging Markets Index, options or futures on the Index Fund or index stocks underlying the component indices of the MSCI Emerging Markets Index or other instruments linked to the Index Fund or index stocks underlying the component indices of the MSCI Emerging Markets Index, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other exchange traded fund-linked notes or index-linked notes whose returns are linked to the same Index Fund or the MSCI Emerging Markets Index, respectively. Any of these hedging activities may adversely affect the price per share of the Index Fund – directly or indirectly by affecting the price of the index stocks underlying the component indices of the MSCI Emerging Markets Index – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in shares of the Index Fund or one or more of the index stocks underlying the component indices of the MSCI Emerging Markets Index or instruments whose returns are linked to the Index Fund or index stocks underlying the component indices of the MSCI Emerging Markets Index for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the price per share of the Index Fund – directly or indirectly by affecting the price of the index stocks underlying the component indices of the MSCI Emerging Markets Index – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price per share of the Index Fund or one or more of the index stocks underlying the component indices of the MSCI Emerging Markets Index. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the shares of the Index Fund and the index stocks underlying the component indices of the MSCI Emerging Markets Index. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price per share of the Index Fund, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the Index Sponsor of the MSCI Emerging Markets Index, the issuers of the index stocks underlying the component indices of the MSCI Emerging Markets Index, iShares, Inc., which is the issuer of the Index Fund (the Fund Issuer), or the Index Fund Sponsor, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the index stocks underlying the component indices of the MSCI Emerging Markets Index, the Fund Issuer or the Index Fund Sponsor and with respect to the Index Fund itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the price per share of the Index Fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Index Fund, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index Fund Sponsor and changes that affect the MSCI Emerging Markets Index could affect the amount payable on your notes and their market value.

     The policies of the Index Fund Sponsor concerning the management of the Index Fund, additions, deletions or substitutions of securities in the Index Fund and the manner in which changes affecting the MSCI Emerging Markets Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, the amount payable on your notes on the Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the Index Fund Sponsor changes these policies, for example, by changing the manner in which it manages the Index Fund, or if the Index Fund Sponsor discontinues or suspends maintenance of the Index Fund, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the Index Fund is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the Final Index Fund Price on the Determination Date and thus the amount payable on the Maturity Date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “De-listing, Discontinuance, Modification or Adjustment Event of the Index Fund” on P-6.

Except to the extent that Goldman, Sachs & Co. and one or more of its affiliates act as authorized participants in the distribution of, and, at any time, may hold, shares of the Index Fund, there is no affiliation between the Index Fund and Goldman, Sachs & Co., and Goldman, Sachs & Co. is not responsible for any disclosure by the Index Fund.

     Goldman, Sachs & Co. or one or more of its other affiliates may act, from time to time, as authorized participants in the distribution of shares of the Index Fund, and, at any time, may hold shares of the Index Fund.

Goldman, Sachs & Co. or one or more of its affiliates is not otherwise affiliated with the Index Fund. As discussed above, Goldman, Sachs & Co. or its affiliates may currently or from time to time in the future engage in business with issuers of the stocks underlying the MSCI Emerging Markets Index which is the index that the Index Fund is tracking. Nevertheless, neither Goldman, Sachs & Co. nor any of its affiliates assumes any responsibility for the accuracy or the completeness of any information about the Index Fund or any issuer of the index stocks underlying the MSCI Emerging Markets Index. You, as an investor in the notes, should make your own investigation into such issuer. Neither the Index Fund nor any issuers of the stocks the MSCI Emerging Markets Index are involved in this offering in any way and none of them have any obligation of any sort with respect to the notes. Neither the Index Fund nor any such issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event or a non-Trading Day occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. Moreover, if the closing price of shares of the Index Fund is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event, a non-Trading Day or for any other reason (other than discontinuance or modification of the indices or de-listing, discontinuance, modification or adjustment event of the Index Fund), the calculation agent will nevertheless determine the Final Index Fund Price based on its assessment, made in its sole discretion, of the price per share of the Index Fund at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one Business Day after the originally scheduled Maturity Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index Fund in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States –Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Fund Price and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

     Goldman, Sachs & Co.
     85 Broad Street
     New York, New York 10004
     Attn: Structured Equities Solutions
     Telephone No. +1 212 902 1000
     Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical Final Index Fund Prices for the Index Fund. Based on these hypothetical Final Index Fund Prices, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Final Index Fund Prices could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting the composition of the Index Fund or the method by which the price per share of the Index Fund is calculated and that no Market Disruption Event occurs with respect to the Index Fund on the Determination Date. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index Fund has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index Fund over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical prices per share of the Index Fund set forth elsewhere in this pricing supplement. For information about the price per share of the Index Fund during recent periods, see “The Index Fund—Historical Performance” below.

     The prices in the left column of the table below represent hypothetical Final Index Fund Prices and are expressed as percentages of the Initial Index Fund Prices. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Index Fund Prices, and are expressed as percentages of the Face Amount of a note. The middle column contains hypothetical Redemption Amounts corresponding to the percentages in the right column expressed as cash amounts. Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Index Fund Price and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date assuming a Participation Rate of 250.00%, a Cap Level of 119.00% of the Initial Index Fund Price and a Maximum Redemption Amount of 147.50% of the Face Amount, or $1,475.00 for every $1,000.00 of Face Amount.

Final Index Fund Price as Percentage of Initial Index Fund Price	Redemption Amount per $1,000 Face Amount	Redemption Amount as a Percentage of $1,000 Face Amount
150.00%	$1,475.00	147.50%
125.00%	$1,475.00	147.50%
120.00%	$1,475.00	147.50%
119.00%	$1,475.00	147.50%
110.00%	$1,250.00	125.00%
105.00%	$1,125.00	112.50%
100.00%	$1,000.00	100.00%
95.00%	$950.00	95.00%
75.00%	$750.00	75.00%
50.00%	$500.00	50.00%
25.00%	$250.00	25.00%
0.00%	$0.00	0.00%

     If, for example, the Final Index Fund Price were determined to be 25.00% of the Initial Index Fund Price, the Redemption Amount that we would deliver on your notes at maturity would be 25.00% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date and held them to the Maturity Date, you would lose 75.00% of the Face Amount of your investment.

     The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Index Fund Price (expressed as a percentage of the Initial Index Fund Price) were any of the hypothetical levels shown on the horizontal axis and based on an assumed Participation Rate of 250.00%, a Cap Level of 119.00% and a Maximum Redemption Amount of 147.50% of the Face Amount, or $1,475.00 for every $1,000.00 of Face Amount. The graph shows that any hypothetical Final Index Fund Price of less than 100.00% of the Initial Index Fund Price would result in a hypothetical Redemption Amount of less than 100.00% of the Face Amount for each of your notes (the section below the 100% marker on the vertical axis) and, accordingly, you would lose some or all of the Face Amount of your notes.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX FUND

iShares® MSCI Emerging Markets Index Fund

     Unless otherwise stated, all information contained herein on the Index Fund is derived from publicly available sources and is provided for informational purposes only.

     The Index Fund is issued by iShares, Inc., a registered investment company. Barclays Global Fund Advisors (BGFA) is the investment advisor to the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index designed to measure equity market performance in the global emerging markets.

     The Index Fund uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the Index Fund may invest up to 10.00% of its assets in shares of other Index Funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA will not charge portfolio management fees on that portion of the Index Fund’s assets invested in shares of other Index Funds.

     For additional information regarding iShares, Inc., BGFA, the Index Fund and the risk factors attributable to the Index Fund, please see the relevant portion of the Prospectus, dated January 1, 2006 (as revised March 8, 2006), filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. Information provided to or filed with the SEC by the Index Fund pursuant to the Exchange Act can be located by reference to SEC file number 001-15897.

Representative Sampling

     BGFA, as the investment advisor to the Index Fund, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stock that are included in the relevant underlying index.

Correlation

     The Index Fund is an actual investment portfolio. The performance of the Index Fund and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100.00% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The Index Fund, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

     The Index Fund will not concentrate its investments (i.e., hold 25.00% or more of its total assets). In a particular industry or group of industries, except that the Index Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

Historical Performance

     The table below shows the high, low and final closing prices per share of the Index Fund (in U.S. dollars) for each of the four calendar quarters in 2006, 2007 and 2008 and the first two calendar quarters in 2009 (through April 17, 2009). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

     The closing price per share of the Index Fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price per share of the Index Fund during any period shown below is not an indication that the Index Fund is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical prices per share of the Index Fund as an indication of the future performance of the Index Fund. We cannot give you any assurance that the future performance of the Index Fund or the index stocks underlying the MSCI Emerging Markets Index will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the Index Fund. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index Fund may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case. The actual performance of the Index Fund over the life of the offered notes, as well as the amount payable at maturity, if any, may bear little relation to the historical levels shown below.

     We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index Fund will serve as a reliable indicator of its future performance.

Quarterly High, Low and Final Closing Levels of the Index

	High	Low	Last
2006
First Quarter	33.59	30.43	33.02
Second Quarter	37.03	27.34	31.23
Third Quarter	33.14	29.20	32.29
Fourth Quarter	38.15	31.80	38.10
2007
First Quarter	39.53	35.03	38.75
Second Quarter	44.42	39.13	43.82
Third Quarter	50.11	39.50	49.78
Fourth Quarter	55.64	47.27	50.10
2008
First Quarter	50.37	42.17	44.79
Second Quarter	51.70	44.43	45.19
Third Quarter	44.43	31.33	34.53
Fourth Quarter	33.90	18.22	24.97
2009
First Quarter	27.09	19.94	24.81
Second Quarter (through April 17, 2009)	28.28	25.65	28.09

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition, except to the extent that any such gain is treated as ordinary income under the “contructive ownership” rules of Section 1260 of the Internal Revenue Code, as described below. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

        Section 1260 of the Internal Revenue Code generally applies if an investor enters into a “constructive ownership transaction” with respect to a “pass-thru entity.” The Index Fund is a “pass-thru entity” for these purposes, but it is not clear whether a holder’s ownership of a note constitutes a “constructive ownership transaction.” Our tax counsel is not expected to opine on this question. If a note is treated as a constructive ownership transaction, any long-term capital gain recognized by you in respect of the notes will generally be recharacterized as ordinary income to the extent such gain exceeds the amount of your aggregate “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). In addition, an interest charge will apply to any underpayment of tax in respect of any gain that is recharacterized as ordinary income to the extent such gain would have resulted in gross income inclusion for you in taxable years prior to the taxable year of the sale, exchange, redemption or other disposition of the notes. In this regard, we will not provide you with any information relating to the Index Fund shares that would be relevant with respect to the necessary calculations under Section 1260 of the Internal Revenue Code. Prospective purchasers should consult with their own tax advisors as to the application of the “constructive ownership transaction”rules under Section 1260 of the Internal Revenue Code.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of         , 2009 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,           , 2009 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.